Cytation  Corporation
4902  Eisenhower  Blvd.
Suite  185
Tampa,  Florida  33634
(813)  885-5998

July  26  2006

United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
Attn:  Pamela  Long,  Assistant  Director
100  F  Street,  N.E.
Washington,  D.C.  20549-7010

     RE:     CYTATION  CORPORATION
             REGISTRATION  STATEMENT  ON  FORM  SB-2
             FILE  NO.  333-133377
             FILED  JUNE  8,  2006

Dear  Ms.  Long,

     We received your letter dated June 28, 2006 commenting on the Registration Statement on Form SB-2 ("Registration Statement") originally filed by Cytation Corporation (the "Company") on April 19, 2006, and amended and refiled on June 8, 2006. In connection with your comments, we initially filed a response letter dated July 13, 2006 as correspondence on EDGAR, specifically addressing comment number 1 of your letter dated June 28, 2006. We are, at this time, filing an amended SB-2 Registration Statement in response to your June 28, 2006 comment letter. All changes are indicated with revision marks.

     Our  responses  to  your  comments  follow  below.

Selling  Security  Holders,  page  18
-------------------------------------

     1. For the reasons stated in our letter dated July 13, 2006, and based upon our subsequent discussions, we have not listed the affiliates of Cytation as underwriters in connection with the resale registration statement.

Certain  Relationships  and  Related  Transactions,  page  39
-------------------------------------------------------------

     2. We have amended the disclosures entitled "Certain Relationships and Related Transactions" in the Registration Statement to make them consistent with the same disclosures in our definitive 14C Information Statement. Please note that we have also amended the remainder of the Registration Statement, to the extent necessary, to bring it into conformity with our definitive 14C Information Statement.

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Underwriters  and  Underwriting  Obligation,  page  28
------------------------------------------------------

     3. In addition, we have removed Midtown Partners & Co., LLC, an SEC and NASD registered broker-dealer, from the section titled "UNDERWRITERS AND UNDERWRITING OBLIGATION" on page 28. We have removed Midtown Partners & Co., LLC because all of the securities owned by Midtown Partners were received as payment of commissions earned as placement agent for the Cytation in connection with Cytation's Series A and Series D preferred stock private offerings.

     If you should have any questions regarding our amended Registration Statement, please do not hesitate to contact me.


                                          Sincerely,


                                          /s/ Charles G. Masters
                                          ------------------------------------
                                          Charles G. Masters
                                          President & Chief Executive Officer

Cc:     Bush  Ross,  P.A.

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